UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 31)*

Under the Securities Exchange Act of 1934

Titanium Metals Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

888339 10 8
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2012
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 48,399,906
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,399,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,399,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 48,399,906
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,399,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,399,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 51,722,261
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 51,722,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,722,261
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,956,429
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,956,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,956,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Annette C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,871,007
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,871,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,871,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,630,787
	8	SHARED VOTING POWER 89,027,872
	9	SOLE DISPOSITIVE POWER 5,630,787
	10	SHARED DISPOSITIVE POWER 89,027,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,787
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 31
TO SCHEDULE 13D

This Schedule 13D, as amended (collectively, this “Schedule 13D”), relates to the common stock, par value $0.01 per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”).  The Reporting Persons (as defined below) are filing this Amendment No. 31 to this Schedule 13D (this “Amendment”) to report that certain of the Reporting Persons have entered into a Support Agreement dated November 9, 2012 (the “Support Agreement”) with Precision Castparts Corp., an Oregon corporation (“PCC”), and Elit Acquisition Sub Corp., a Delaware corporation that is a wholly owned subsidiary of PCC (“Elit”), in order to induce PCC and Elit to enter into an Agreement and Plan of Merger with the Company dated November 9, 2012 (the “Merger Agreement”).  For a summary description of the Support Agreement and the Merger Agreement, see Item 1.01 of the Company’s Current Report on Form 8-K/A that it filed with the U.S. Securities and Exchange Commission on November 14, 2012 (the “Amended Current Report”).

Items 2, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.	Identity and Background.

Item 2(a) is amended or supplemented as follows.

(a)           The following entities or persons are filing this Amendment (collectively, the “Reporting Persons”):

•	Valhi Holding Company (“VHC”), Annette C. Simmons and The Combined Master Retirement Trust (the “CMRT”) as direct holders of Shares;

•	Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Contran Corporation (“Contran”) by virtue of their direct or indirect ownership of VHC (as described below in this Amendment); and

•	Harold C. Simmons by virtue of his positions with Contran and certain other related entities or his relationship with his wife (as described in this Amendment).

By signing this Amendment, each Reporting Person agrees that this Amendment is filed on its, his or her behalf.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the 175,061,774 Shares outstanding as of the close of business on November 14, 2012, which outstanding share information is from the Company (the “Outstanding Shares”):

Valhi Holding Company (“VHC”)	23.9%
Annette C. Simmons	12.5%
CMRT	8.8%
Harold C. Simmons	3.2%
Kronos Worldwide, Inc. (“Kronos Worldwide”)	2.4%
Contran	1.9%
NL Industries, Inc. (“NL”)	0.5%
Valhi, Inc. (“Valhi”)	0.5%
NL Environmental Management Services, Inc. (“NL EMS”)	0.3%
The Annette Simmons Grandchildren’s Trust (the “Grandchildren’s Trust”)	Less than 0.1%

Together, VHC, Annette C. Simmons, Harold C. Simmons, Kronos Worldwide, Contran, NL, Valhi and NL EMS may be deemed to control the Company.  NL is the holder of 100% of the outstanding shares of common stock of NL EMS and may be deemed to control NL EMS.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Kronos Worldwide common stock:

Valhi	50.0%
NL	30.4%
Annette C. Simmons	0.8%
Harold C. Simmons	0.7%
TIMET Finance Management Company (“TFMC”)	0.3%
Contran	Less than 0.1%

The Company is the holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC.  Together, Valhi, NL, TFMC and Contran may be deemed to control Kronos Worldwide.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of NL common stock:

Valhi	83.0%
Harold C. Simmons	2.2%
Annette C. Simmons	0.9%
TFMC	0.5%
Kronos Worldwide	Less than 0.1%

Together, Valhi, TFMC and Kronos Worldwide may be deemed to control NL.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Valhi common stock:

VHC	92.6%
TFMC	1.9%
Harold Simmons Foundation, Inc. (the “Foundation”)	0.7%
Harold C. Simmons	0.5%
Contran Amended and Restated Deferred Compensation Trust (the “CDCT”)	0.3%
Annette C. Simmons	0.2%
CMRT	0.1%
Grandchildren’s Trust	Less than 0.1%
Contran	Less than 0.1%

VHC, TFMC and Contran may be deemed to control Valhi.

Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of VHC and may be deemed to control VHC.  Contran is the beneficial holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of these trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by these trusts.  Mr. Simmons, however, disclaims beneficial ownership of any Contran shares these trusts hold.

The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation.

U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

Contran sponsors the CMRT to permit the collective investment by master trusts that maintain assets of certain employee defined benefit plans Contran and related entities adopt.  Contran selects the trustee and members of this trust’s investment committee.  Harold C. Simmons is the sole trustee of this trust and a member of the investment committee for this trust.

Harold C. Simmons is the chairman of the board and chief executive officer of NL and the chairman of the board of Kronos Worldwide, the Company, Valhi, VHC, Dixie Rice and Contran.

By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control certain of such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities.  However, Mr. Simmons disclaims beneficial ownership of the shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in shares held by the CDCT or CMRT.  Mr. and Mrs. Simmons each disclaim beneficial ownership of all shares of TIMET common stock beneficially owned, directly or indirectly, by VHC, Kronos Worldwide, Contran, NL, Valhi, NL EMS and the Grandchildren’s Trust.

All of TIMET’s directors or executive officers who are also directors or executive officers of VHC, Kronos Worldwide, Contran, NL, Valhi, NL EMS or their affiliated entities disclaim beneficial ownership of the Shares that such entities directly or indirectly hold.

Annette C. Simmons is the wife of Harold C. Simmons.  Mrs. Simmons disclaims beneficial ownership of all shares that she does not own directly.  Mr. Simmons may be deemed to share indirect beneficial ownership of her shares.  He disclaims all such beneficial ownership.

The Grandchildren’s Trust is a trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons.  As co-trustees of this trust, each of Mr. and Mrs. Simmons has the power to vote and direct the disposition of the shares this trust directly holds.  Each of them disclaims beneficial ownership of any shares that this trust holds.

NL, NL EMS and Kronos Worldwide directly hold 10,814,370 shares, 3,558,600 shares and 1,724,916 shares, respectively, of Valhi common stock.  As already disclosed, Valhi is the direct holder of approximately 83.0% of the outstanding shares of NL common stock and 50.0% of the outstanding shares of Kronos Worldwide common stock.  Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL, NL EMS and Kronos Worldwide hold as treasury stock for voting purposes and for the purposes of this Schedule 13D such shares are not deemed outstanding.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Amendment to acquire the Shares set forth on Schedule C to this Amendment were from such person’s personal funds.

Item 4.	Purpose of Transaction

Item 4 is amended or supplemented as follows.

Item 1.01 of the Amended Current Report is incorporated herein by reference.

As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person’s personal investment.

Certain of the persons named in Schedule B to this Statement, namely Robert D. Graham, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O’Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Gregory M. Swalwell and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information included in Item 6 of this Statement is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended or supplemented as follows.

(a)           The following entities or persons directly hold the following Shares:

Reporting Persons	Shares Directly Held

VHC	41,878,081
Annette C. Simmons	21,856,875
CMRT	15,434,604
Harold C. Simmons	5,630,787
Kronos Worldwide	4,245,769
Contran	3,322,355
NL	882,568
Valhi	826,959
NL EMS	566,529
Grandchildren’s Trust	14,132
Total	94,658,659

By virtue of the relationships described under Item 2 of this Amendment:

(1)           VHC and Dixie Rice may each be deemed to be the beneficial owner of the 48,399,906 Shares (approximately 27.6% of the Outstanding Shares) that VHC, Kronos Worldwide, NL, Valhi and NL EMS hold directly in the aggregate;

(2)           Contran may be deemed to be the beneficial owner of the 51,722,261 Shares (approximately 29.5% of the Outstanding Shares) that VHC, Kronos Worldwide, Contran, NL, Valhi and NL EMS hold directly in the aggregate;

(3)           The CMRT may be deemed to be the beneficial owner of the 21,956,429 Shares (approximately 12.5% of the Outstanding Shares) that the CMRT, Kronos Worldwide, NL, Valhi and NL EMS hold directly in the aggregate;

(4)           Annette C. Simmons may be deemed to be the beneficial owner of the 21,871,007 Shares (approximately 12.5% of the Outstanding Shares) she and the Grandchildren’s Trust hold directly in the aggregate; and

(5)           Harold C. Simmons may be deemed to be the beneficial owner of the 94,658,659 Shares (approximately 54.1% of the Outstanding Shares) that VHC, his wife, the CMRT, he, Kronos Worldwide, Contran, NL, Valhi, NL EMS and the Grandchildren’s Trust hold directly in the aggregate.

Mr. Simmons disclaims beneficial ownership of any Shares that he does not hold directly.  Mrs. Simmons disclaims beneficial ownership of any Shares that she does not hold directly.

(b)           By virtue of the relationships described in Item 2:

(1)           VHC and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the 48,399,906 Shares (approximately 27.6% of the Outstanding Shares) that VHC, Kronos Worldwide, NL, Valhi and NL EMS hold directly in the aggregate;

(2)           Contran may be deemed to share the power to vote and direct the disposition of the 51,722,261 Shares (approximately 29.5% of the Outstanding Shares) that VHC, Kronos Worldwide, Contran, NL, Valhi and NL EMS hold directly in the aggregate;

(3)           The CMRT may be deemed to share the power to vote and direct the disposition of the 21,956,429 Shares (or approximately 12.5% of the Outstanding Shares) that the CMRT, Kronos Worldwide, NL, Valhi and NL EMS hold directly in the aggregate;

(4)           Annette C. Simmons may be deemed to share the power to vote and direct the disposition of the 21,871,007 Shares (approximately 12.5% of the Outstanding Shares) she and the Grandchildren’s Trust hold directly in the aggregate;

(5)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 89,027,872 Shares (approximately 50.9% of the Outstanding Shares) that VHC, his wife, the CMRT, Kronos Worldwide, Contran, NL, Valhi, NL EMS and the Grandchildren’s Trust hold directly in the aggregate; and

(6)           Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 5,630,787 Shares (approximately 3.2% of the Outstanding Shares) he holds directly.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Amendment, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Amendment.

(c)           No Reporting Person and no other person named in Schedule B to this Amendment had any transactions in Shares during the period from September 10, 2012 (sixty days prior to November 9, 2012, the date of the event requiring the filing of this report) through November 14, 2012.

(d)           Each of VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, Kronos Worldwide, Contran, NL, Valhi, NL EMS and the Grandchildren’s Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, Shares directly held by such entity or person.

(e)           None

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended or supplemented as follows.

Item 1.01 of the Amended Current Report is incorporated herein by reference.

As already disclosed, Contran and PlainsCapital Bank entered into a Credit Agreement dated as of October 2, 2009, as such agreement has been subsequently amended from time to time (the “Plains Capital Credit Agreement”).  On September 20, 2012, VHC pledged an additional 4.0 million Shares under the Pledge and Security Agreement with PlainsCapital Bank dated October 2, 2009 (the “Pledge Agreement”) in order to secure Contran’s obligations under the PlainsCapital Credit Agreement.  As of the close of business on November 14, the total amount of Shares VHC has pledged under the Plains Capital Credit Agreement was 16,820,769 Shares.  The foregoing summaries of the PlainsCapital Credit Agreement, its amendments and the Pledge Agreement are qualified in their entirety by reference to the actual terms of such agreements and related agreements and instruments, which terms may be found as indicated in Exhibits 1 through 9 to this Amendment, all of which terms are incorporated herein by this reference.  In connection with the proposed Tender Offer, Contran and its affiliates may substitute the Shares pledged under the Plains Capital Credit Agreement with different securities acceptable to the bank.  Contran pays VHC a quarterly collateral fee based on the value of the pledged Shares and indemnifies VHC for any loss or incremental cost it incurs resulting from the pledge.

The representations, warranties and covenants contained in the agreements in Exhibits 1 through 9 to this Amendment were made solely for purposes of the specific agreements and as of specific dates, were solely for the benefit of the parties to the agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between or among the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders.  Security holders are not third-party beneficiaries under the agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the contracting parties.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in a contracting party’s public disclosures.

As previously disclosed, as of April 1, 2007, Contran and VHC entered into a Pledge Agreement whereby VHC pledged 57,312 Shares to the Contran Deferred Compensation Trust No. 3 in order to secure certain of Contran’s obligations under a certain deferred compensation agreement.  Contran pays VHC a quarterly collateral fee based on the value of the pledged Shares and indemnifies VHC for any loss or incremental cost it incurs resulting from the pledge.  The trustee of the Contran Deferred Compensation Trust No. 3 in the process of releasing the 57,312 Shares back to VHC.

Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Amendment has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to Shares, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended or supplemented as follows.

Exhibit 1*
Credit Agreement dated as of October 2, 2009 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 1 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 2*
Guaranty dated as of October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank (incorporated by reference to Exhibit 2 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 3*
Pledge and Security Agreement dated October 2, 2009 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to as Exhibit 3 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation  (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 4*
Collateral Agreement dated October 2, 2009 between Contran Corporation and Valhi Holding Company (incorporated by reference to Exhibit 4 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 5*
Pledged Shares Addendum Agreement dated March 5, 2010 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to Exhibit 99.B5 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation).

Exhibit 6*
Pledge Agreement dated as of April 1, 2007 between Contran Corporation and Valhi Holding Company for the Benefit of the Contran Deferred Compensation Trust No. 3 (incorporated by reference to as Exhibit 5 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation  (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 7*
First Amendment to the Credit Agreement dated as of October 1, 2010 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 99.B6 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation).

Exhibit 8**	Second Amendment to the Credit Agreement dated as of September 30, 2011 between Contran Corporation and PlainsCapital Bank.

Exhibit 9**	Third Amendment to the Credit Agreement dated as of September 28, 2012 between Contran Corporation and PlainsCapital Bank.

Exhibit 10
Agreement and Plan of Merger, dated November 9, 2012, among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 14, 2012 by Titanium Metals Corporation).

Exhibit 11
Support Agreement, dated November 9, 2012, among Precision Castparts Corporation, ELIT Acquisition Sub Corp., Contran Corporation, and the Stockholders set forth on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 14, 2012 by Titanium Metals Corporation).

*           Previously filed.
**           Filed herewith

The representations, warranties and covenants contained in the agreements in the Exhibit List were made solely for purposes of the specific agreements and as of specific dates, were solely for the benefit of the parties to the agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between or among the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders.  Security holders are not third-party beneficiaries under the agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the contracting parties.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in a contracting party’s public disclosures.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 15, 2012

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 15, 2012

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity, as trustee for THE COMBINED MASTER RETIREMENT TRUST and as attorney-in-fact for ANNETTE C. SIMMONS

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
VALHI HOLDING COMPANY

SCHEDULE B

Schedule B is hereby amended and restated as follows.

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Valhi Holding Company (“VHC”) and their present principal occupations are set forth below.  Each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president and a director of Dixie Rice and vice president-real estate for Contran.

Robert D. Graham
Executive vice president of Titanium Metals Corporation (the “Company”); vice president of Contran, Dixie Rice, Valhi, Inc., a publicly held sister corporation of the Company (“Valhi”), and VHC; chief administrative officer of Kronos Worldwide, Inc., a publicly held sister corporation of the Company (“Kronos Worldwide”); vice president and general counsel of NL Industries, Inc., a publicly held sister corporation of the Company (“NL”); and executive vice president of CompX International Inc., a publicly held sister corporation of the Company (“CompX”).

J. Mark Hollingsworth
Vice president and general counsel of CompX, Contran, Dixie Rice, Valhi and VHC; trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee defined benefit plans Contran and related companies adopt (the “CMRT”); and vice president and general counsel of Keystone Consolidated Industries, Inc., a publicly held sister corporation of the Company (“Keystone”).

William J. Lindquist
Director and senior vice president of Contran, and VHC; senior vice president of Dixie Rice and Valhi; and chief executive officer and a member of the management committee of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Vice president and secretary of CompX, Dixie Rice, Kronos Worldwide, NL, Valhi and VHC; and secretary of Contran.

Kelly D. Luttmer	Vice president and global tax director of the Company, CompX, Contran, Dixie Rice, Kronos Worldwide, NL, Valhi and VHC; and vice president and tax director of Keystone.

Bobby D. O’Brien	President and chief executive officer of the Company; vice president and chief financial officer of Contran, Dixie Rice and Valhi; and vice president and chief financial officer of VHC.

Glenn R. Simmons	Chairman of the board of CompX and Keystone; vice chairman of the board of Contran, Dixie Rice, Valhi and VHC; and a director of the Company, Kronos Worldwide and NL.

Harold C. Simmons
Chairman of the board of the Company, Contran, Dixie Rice, Kronos Worldwide, Valhi, and VHC; chairman of the board and chief executive officer of NL; and trustee and member of the investment committee of the CMRT.

John A. St. Wrba	Vice president and treasurer of the Company, Contran, Dixie Rice, Kronos Worldwide, NL, Valhi and VHC.

Gregory M. Swalwell
Vice president and controller of Contran, Dixie Rice, Valhi and VHC; executive vice president and chief financial officer of Kronos Worldwide; vice president, finance and chief financial officer of NL; and vice president of the Company.

Steven L. Watson
Vice chairman of the board of the Company; chief executive officer and vice chairman of the board of Kronos Worldwide; director and president of Contran, Dixie Rice and VHC; director, president and chief executive officer of Valhi; and a director of CompX, Keystone and NL.

SCHEDULE C

Schedule C is hereby amended and restated as follows.

Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Amendment, such persons may be deemed to personally beneficially own shares (“Shares”) of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation (the “Company”), as outlined below.

Name	Total

L. Andrew Fleck (1)	40,276

Robert D. Graham	-0-

J. Mark Hollingsworth	-0-

William J. Lindquist	-0-

A. Andrew R. Louis	-0-

Kelly D. Luttmer	400

Bobby D. O’Brien	-0-

Glenn R. Simmons (2)	174,379

Harold C. Simmons (3)	27,501,794

John A. St. Wrba	-0-

Gregory M. Swalwell	556

Steven L. Watson	187,735

(1)	Includes 3,615 Shares owned by his children and 2,840 Shares that Mr. Fleck’s wife holds in an individual retirement account.

(2)	Includes 20,282 Shares that Glenn R. Simmons’ wife holds in an individual retirement account.

(3)
Includes 21,501,794 Shares that Annette C. Simmons, Harold C. Simmons’ wife, owns directly and 14,132 Shares that The Annette Simmons Grandchildren’s Trust directly holds, of which Harold C. Simmons and Annette C. Simmons are trustees and the beneficiaries are the grandchildren of Mrs. Simmons.  This table excludes other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Item 5(a) of this Amendment.  Mr. Simmons disclaims beneficial ownership of all Shares that he does not directly own.

EXHIBIT INDEX

Exhibit 1*
Credit Agreement dated as of October 2, 2009 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 1 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 2*
Guaranty dated as of October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank (incorporated by reference to Exhibit 2 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 3*
Pledge and Security Agreement dated October 2, 2009 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to as Exhibit 3 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation  (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 4*
Collateral Agreement dated October 2, 2009 between Contran Corporation and Valhi Holding Company (incorporated by reference to Exhibit 4 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 5*
Pledged Shares Addendum Agreement dated March 5, 2010 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to Exhibit 99.B5 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation).

Exhibit 6*
Pledge Agreement dated as of April 1, 2007 between Contran Corporation and Valhi Holding Company for the Benefit of the Contran Deferred Compensation Trust No. 3 (incorporated by reference to as Exhibit 5 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation  (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 7*
First Amendment to the Credit Agreement dated as of October 1, 2010 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 99.B6 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation).

Exhibit 8**	Second Amendment to the Credit Agreement dated as of September 30, 2011 between Contran Corporation and PlainsCapital Bank.

Exhibit 9**	Third Amendment to the Credit Agreement dated as of September 28, 2012 between Contran Corporation and PlainsCapital Bank.

Exhibit 10
Agreement and Plan of Merger, dated November 9, 2012, among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 14, 2012 by Titanium Metals Corporation).

Exhibit 11
Support Agreement, dated November 9, 2012, among Precision Castparts Corporation, ELIT Acquisition Sub Corp., Contran Corporation, and the Stockholders set forth on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 14, 2012 by Titanium Metals Corporation).

*           Previously filed.
**           Filed herewith